ENERGY EXPLORATION TECHNOLOGIES INC

As at and for the three and six months ended June 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

As used in this MD&A, the terms "we", "us", "our", "NXT" and "company" mean Energy Exploration Technologies Inc.

Our reporting currency is the Canadian dollar. All references to "dollars" in this MD&A refer to Canadian or Cdn. dollars unless specific reference is made to United States or U.S. dollars.

Forward-Looking Statements

Certain statements in this document may constitute "forward-looking statements". These forward-looking statements can generally be identified as such because of the context of the statements including words such as "believes", "anticipates", "expects", "plans", "estimates" or words of a similar nature.

These forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Except as required by law, the company assumes no obligation to update forward-looking statements should circumstances or the company's estimates or opinions change.

Description of Business

NXT is a Calgary based technology-driven exploration company in the business of providing wide-area airborne exploration services to the oil and gas industry. The company utilizes its proprietary Stress Field Detection ("SFD") Survey System to offer its clients a unique, low cost service to rapidly identify sub-surface structures with reservoir potential in sedimentary basins. The value of the service is providing clients with an efficient, cost effective method of surveying large areas and delivering an inventory of SFD prospects with high potential. The SFD-based exploration process substantially reduces the need for two dimensional reconnaissance seismic thus saving clients valuable time and money. SFD surveys are environmentally non-invasive, do not require permitting and can be utilized year round in onshore and offshore operations with immunity to any surface conditions. NXT offers its services worldwide with the objective of providing its clients an efficient, accurate and reliable method to explore for hydrocarbons.

Overall Performance

The company reported second quarter income of $94,742.

In the first six months of 2008 we completed one SFD survey with a contracted value of $1,744,470. SFD survey contracts include provisions for the company to be granted Gross Overriding Royalty Rights (“Royalty”) on any land developed by clients as a result of information derived from SFD surveys.

Results of Operations
Revenue
	For the three months ended June 30,		For the six months ended June 30,
	2008	2007	2008	2007
SFD survey revenue	$1,744,470	$2,763,620	$1,744,470	$2,763,620
Oil & gas revenue	$4,606	9,186	11,189	20,392
Total revenue	$1,749,076	$2,772,806	$1,755,659	$2,784,012

Survey Revenue

In the first six months of 2008 the company recognized $1,774,470 of SFD survey revenue related to one contract for a client (Q2 2007 - $2,763,620 for two SFD survey contracts). The contract entitles the company to a Royalty for any future production resulting from the SFD survey.

Subsequent to the end of the second quarter of 2008 the company completed the flight operation of a $1,200,000 contract for a separate client. This contract is expected to be completed in the third quarter of 2008. The company continues to pursue additional SFD survey contracts, however the value of contracts that we may enter into and complete throughout the balance of 2008 is indeterminate at this time.

Oil & Natural Gas Revenue

Effective May 21, 2008, the company sold its 22.5% working interest in a well at Entice, Alberta for a net proceeds of $47,400. Following the effective date the company ceased to hold working interests in any producing wells. The company's interests in oil and gas properties consists of undeveloped land and Royalty interests.

The company holds Royalty interests in two producing wells in Alberta and an entitlement to Royalties on future production on much of the land where we have conducted surveys for clients. We are optimistic on generating additional Royalty income from these surveyed areas as our clients are actively pursuing exploration programs on these surveyed areas. There is no certainty Royalties will be earned from these entitlements.

		For the three months ended June 30,				For the six months ended June 30,
		2008		2007		2008		2007
Gross overriding royalty	$	1,314	$	1,554	$	2,447	$	2,668
Oil and natural gas revenue; net of royalty expense		3,292		7,632		8,742		17,724
Revenues; net of royalty expense	$	4,606	$	9,186	$	11,189	$	20,392
Production average in thousand cubic feet (mcf)
per day		11		13		9		13
Average price received net of royalties per mcf		$8.13		$6.96		$7.51		$7.05
Average operating cost per mcf		$1.37		$1.15		$1.27		$1.00

Income from Operations

We had income from operations of $746,018 for the three months ended June 30, 2008 (2007 - $1,655,452) with an operating loss of $69,048 for the six months ended June 30, 2008 (2007 - income of $900,790) representing an overall decrease of $909,434 and $969,838 respectively for the same periods last year. The decreases are the result of the decline in our revenue in the the first half of 2008 as compared with 2007.

Expenses
	For the three months ended June 30,		For the six months ended June 30,
	2008	2007	2008	2007
Survey cost	$142,281	$347,744	$142,281	$347,744
Oil and natural gas operating expenses	446	1,270	996	2,266
Administrative	820,853	734,925	1,601,796	1,474,161
Depletion of oil and natural gas properties	1,520	5,285	4,372	10,788
Amortization and depreciation	37,958	28,130	75,262	48,263
	$1,003,058	$1,117,354	$1,824,707	$1,883,222

Expenses - for the three months and six months ended June 30, 2008 and 2007

  To date in 2008 we have had survey costs of $142,281 ($347,744 - six months ended June 30, 2007) which includes commissions on sales of Nil ($139,977 - Q2 2007). All survey costs relate to revenue generating SFD survey contracts.
  The administrative cost increase of $127,635 in the first half of 2008 (Q2 2008 - $85,928) in comparison to the first half of 2007 relates mainly to an increase in consulting fees (2008 - $193,377 compared to $109,191 for 2007) and rent (2008 - $134,293 compared to $115,608 for 2007). In the first six months of 2008, the increased consultant expenses included fees for electronic design and development, an executive compensation study, geoscience advisory services and sales and marketing strategy development.

  The company is building additional SFD sensor arrays as well as upgrading computers and software to facilitate interpretation of SFD surveys resulting in an increase of $26,999 in amortization and depreciation costs.
Other Expense (Income)
	For the three months ended June 30,		For the six months ended June 30,
	2008	2007	2008	2007
Convertible debenture interest:
Change in fair market value of conversion feature	$-	$-	$-	$5,905
Convertible debenture 10% interest	-	-	-	2,669
Convertible debenture registration penalty	-	18,031	-	153,508
	-	18,031	-	162,082
Interest income	(52,969)	(26,719)	(124,077)	(42,830)
Gain on sale of properties	(20,325)	-	(20,325)	-
Loss (gain) on foreign exchange	12,693	(940)	(19,388)	(2,651)
Other expense (income)	$(60,601)	$(9,628)	$(163,790)	$116,601

  Refer to the annual MD&A for a full disclosure regarding the company's registration penalty obligation.
  The net change in convertible debenture interest is due to the conversion of all convertible debt as well as the payout of accrued interest and registration penalty accruals in 2007 and 2008.
  Interest income is offset by interest expense resulting in $52,969 net income in Q2 2008 (cumulative $124,077) as compared to $26,719 net income in Q2 2007 (cumulative $42,830). The increase in income is due to additional short term investments generating increased income.

Loss (Gain) on Foreign Exchange

Loss or gain on foreign exchange is caused by changes in the relative exchange values of the U.S. and Canadian dollars. For example when the Canadian dollar trades higher relative to the U.S. dollar, cash held in U.S. dollars will decline in value and this decline will be reflected as a foreign exchange loss in a period.

The equivalent Canadian dollars for a U.S. dollar changed from $0.9928 on January 1, 2008 to $1.0265 as at March 31, 2008 resulting in a first quarter 2008 gain of $32,081; whereas the change was from $1.0265 as at March 31, 2008 to $1.0197 as at June 30, 2008 ($1.0654 as at June 30, 2007) resulting in a second quarter 2008 loss of $12,693 and an overall gain of $19,388 for the first half of 2008.

Summary of Quarterly Results

	Jun 30, 2008	Mar 31, 2008	Dec 31, 2007	Sep 30, 2007
Revenue	$1,749,076	$6,583	$2,350,492	$507,184
Net income (loss) from continuing operations	806,619	(711,877)	208,307	(642,075)
Basic earnings (loss) per share	0.03	(0.02)	0.01	(0.02)
Diluted earnings (loss) per share	$0.02	$(0.02)	$0.01	$(0.02)

	Jun 30, 2007	Mar 31, 2007	Dec 31, 2006	Sep 30, 2006
Revenue	$2,772,806	$11,206	$1,216,064	$8,274
Net income (loss) from continuing operations	1,665,080	(880,881)	(942,613)	(573,190)
Basic earnings (loss) per share	0.06	(0.03)	0.03	(0.02)
Diluted earnings (loss) per share	$0.05	$(0.03)	$0.03	$(0.02)

The company is in the early stage of commercializing its SFD technology. Its ability to generate cash flow from operations will depend on its ability to service its existing clients and develop new clients for its SFD services. Management recognizes that this early commercialization phase can last for several years. Consistent with this early stage of commercialization, the company has a significant economic dependency on a few clients. In 2006, we had two clients who accounted equally for 100% of our survey revenue. In 2007, the company's largest client accounted for 81% of its survey revenue and three clients accounted for 100% of survey revenue. At June 30, 2008 we had amounts outstanding from our largest client of $1,831,694. While the company is in this early stage of commercialization, the company’s financial position is materially impacted by the loss or gain of any one client.

In comparing Q2 2008 to Q1 2008; the company recognized $1,744,470 in SFD survey revenue for one completed survey contract in the second quarter (Nil in Q1) resulting in net income. We sold our producing well for net proceeds of $47,400 which generated a gain on disposal of $20,325.

In comparing Q1 2008 to Q4 2007; there is no survey revenue recognized in the first quarter of 2008 (Q4 2007 - $2,344,812 for two surveys). In accordance with U.S. GAAP $1,220,940 of invoiced services was recorded as unearned revenue at March 31, 2008 and was recognized as revenue in Q2 2008 in addition to the final invoice of $523,530 that was billed in Q2 2008.

In comparing Q4 2007 to Q3 2007; revenue of $2,344,812 for the completion of two SFD survey contracts was recognized in the fourth quarter of 2007 (Q3 - $500,000 from one contract) resulting in a net income. Survey costs were correspondingly higher in the fourth quarter ($439,282) than in the third quarter ($27,317). In addition $174,500 in bonuses were paid out in Q4 (Q3 - Nil).

In comparing Q3 2007 to Q2 2007; revenue of $500,000 for the completion of one SFD survey contract was recognized in the third quarter of 2007 while Q2 had survey revenue of $2,763,620 from two contracts. The administrative cost increases in the third quarter over the second quarter of $160,600 are due to increases in stock based compensation plus increased accruals in interim audit and review fees. As well, other expenses increased by U.S. $193,234 on unrealized exchange losses on U.S. denominated cash and short term investments that was partially offset by exchange gains related on the accrued U.S. dollar convertible debentures registration penalty.

In comparing Q2 2007 to Q1 2007; revenue for the completion of two 2007 SFD survey contracts was recognized in the second quarter resulting in a positive cash flow; for the first quarter the survey contracts had been flown, but not completed, so the progress payments were on the balance sheet as unearned revenue. The only revenue recognized for the first quarter was for oil and natural gas and one GORR.

In comparing Q1 2007 to Q4 2006; revenue for the completion of our first completed SFD survey contract was recognized in the fourth quarter of 2006; in the first quarter of 2007 all survey progress payments were held on the balance sheet as unearned revenue related to two SFD contracts that had not yet been completed.

In comparing Q4 2006 to Q3 2006; the increase in revenue is due to the recognition of revenue in conjunction with the completion of our SFD survey contract. Prior to contract completion, all revenue and expenses for this contract was held in unearned revenue and work-in-progress on the balance sheet. This Q4 2006 revenue was offset with a large impairment write-down on the value of undeveloped lands.

Liquidity and Capital Resources

The company's cash position in Q2 2008 continues to be healthy. Our cash and equivalents and short term investments held on account as of August 13, 2008 is $7,067,568.

With cash and short term investments we forecast having the required cash to operate for in excess of two years even without any additional sources of cash. However, our ability to continue as a going concern will ultimately be dependent upon our ability to sustain positive cash flow from operations and/or obtain additional financing. The outcome of these matters cannot be predicted with certainty at this time.

The following table summarizes the change in cash flow for the three and six months ended June 30, 2008 and 2007:

	For the three months ended June 30,		For the six months ended June 30,
	2008	2007	2008	2007
Cash generated (used) in operating activities	$(900,419)	$466,817	$(1,119,741)	$846,142
Cash generated (used) by financing activities	1,373,075	21,028	1,276,362	(2,256)
Cash (used) in investing activities	(379,415)	(1,211,767)	(915,695)	(71,267)
	$93,241	$(723,922)	$(759,074)	$772,619

Operating Activities

Q2 2008 - the $900,419 cash balance used in operating activities reflects our net income of $806,619 adjusted for $184,766 of non-cash deductions and a $1,891,804 net decrease in non-cash working capital. For the first six months of 2008 the $1,119,741 cash balance used reflects net income of $94,742 adjusted for $361,806 of non-cash deductions and a change of $1,576,289 in non-cash working capital.

Financing Activities

Q2 2008 - $1,376,643 was provided through the exercise of warrants and $3,568 was paid on our capital lease. In the quarter, we lent $50,240 to an officer of the company for the purpose of purchasing company common shares. For the first six months of 2008, $1,460,244 was provided through the exercise of options and warrants and $5,342 was paid on our capital lease.

Investing Activities

Q2 2008 - we increased our short term investments by $343,035; the primary use of cash was for other property and equipment ($82,112) and we had proceeds on the sale of oil and natural gas properties of $47,400. For the first six months of 2008 we increased our short term investments by $856,000; our primary use of cash was for other property and equipment ($103,700).

Contractual Commitments

The company is expanding our office space in our current location to include additional office space that was recently vacated by neighboring tenants. Our current lease has been amended to include the additional space effective June 1, 2008 to the end of our current lease on October 31, 2012. Effective June 1, 2008 our monthly rental obligation increases to $29,483 per month.

Projected and Actual Cash Receipts Subsequent to June 30, 2008

From one client, the company expects to receive $1,831,694 for outstanding invoices. As of June 30, 2008 the company has a deposit of $1,831,694 held in unearned revenue on the balance sheet which may be used to offset outstanding accounts receivable if further contracts with this client are not forthcoming.

At June 30, 2008 we had amounts outstanding from our largest client of $1,831,694. This balance outstanding is fully secured by deposits received from this client and is reflected in the balance sheet as unearned revenue. We anticipate that we will receive cash payment for the outstanding amounts in Accounts Receivable and that the unearned revenue will be used as deposits against subsequent work. This expectation is contingent on our client raising sufficient capital to conduct surveys as appropriate to their business plan. The client continues with on-going fundraising to execute their business plan.

We have completed the flight portion of a $1,200,000 SFD survey with an existing client and expect to have the full contract completed and invoiced prior to the end of the third quarter.

Change in Working Capital since the beginning of the Year

Refer to annual MD&A as at December 31, 2007; no material changes other than the changes previously discussed in respect to change in cash position for the year.

Transactions with Related Parties

		For the three months ended June 30,			For the six months ended June 30,
		2008	2007		2008	2007
Interest expense recognized or paid to related
parties and officers	$	- $	3,704	$	- $	7,379

30,000 shares were issued to a director pursuant to the exercise of options at a strike price of U.S. $0.14 in the first quarter of 2008.

In the second quarter of 2008 30,000 shares were issued in aggregate to the spouses of two officers of the company pursuant to the exercise of warrants at a strike price of U.S. $2.00.

In the second quarter of 2008 a $50,240 loan was extended to an officer of the company for the purpose of purchasing 25,000 NXT shares pursuant to the exercise of warrants. The loan is unsecured without interest or stated terms of repayment.

Additional Disclosures

Outstanding share data
	For the three months ended June 30,		For the six months ended June 30,
	2008	2007	2008	2007
Weighted average shares outstanding
Basic	30,329,711	27,389,810	30,050,447	27,313,991
Diluted	33,071,726	31,585,851	32,893,579	30,714,867

Outstanding securities	As at August 13, 2008
Common shares	30,615,129
Preferred shares	10,000,000
Options	2,282,871
Warrants	500,000
Total	43,398,000

Critical Accounting Estimates

Factors are substantially unchanged; refer to annual MD&A as at December 31, 2007.

Change in Accounting Policies Including Initial Adoption

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements”. Statement No. 157 provides a common definition of fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. However, this Statement does not require any new fair value measurements. Statement No. 157 is effective for fiscal years beginning after November 15, 2007. The adoption of this standard did not impact the financial position, results of operation or cash flow of the company.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities -Including an Amendment of FASB Statement No. 115 .” This pronouncement permits entities to use the fair value method to measure certain financial assets and liabilities by electing an irrevocable option to use the fair value method at specified election dates. After election of the option, subsequent changes in fair value would result in the recognition of unrealized gains or losses as period costs during the period the change occurred. SFAS No. 159 becomes effective as of the beginning of the first fiscal year that begins after November 15, 2007, with early adoption permitted. However, entities may not retroactively apply the provisions of SFAS No. 159 to fiscal years preceding the date of adoption. The adoption of this standard did not impact the financial position, results of operation or cash flow of the company.

In the year ended and as at December 31, 2007, the company's Canadian dollar functional currency financial statements were translated into United States dollars for reporting purposes. As of January 1, 2008 the company commenced reporting its financial statements in its Canadian dollar functional currency. The Canadian dollar was adopted for reporting purposes in 2008 as all our operations are now located in Canada.

For periods prior to 2007, when the functional currency of the company was the U.S. dollar, assets and liabilities were translated from the U.S. dollar functional currency to the Canadian dollar using period end exchange rates. The statements of operations and cash flows were translated at period average exchange rates.

Disclosure Controls, Procedures and Internal Controls over Financial Reporting

As of June30, 2008, an evaluation was carried out under the supervision of, and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the company's disclosure controls and procedures as defined under the rules adopted by the Canadian securities regulatory authorities and by the SEC. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the company's disclosure controls and procedures were effective as at June 30, 2008.

During the second quarter of 2008, there have been no changes in the company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the company's internal control over financial reporting.

We continue to monitor the following two areas of potential concern, which are common to many companies of our size:

  Due to the limited number of staff at the company it is not feasible to achieve complete segregation of incompatible duties. The company has mitigated this concern in controls by adding management review procedures of the areas where segregation is an issue. In addition to management review procedures, our board of directors is actively involved in many aspects, including approval of all Authorities of Expenditure, including those with limited financial impact; and
  The company does not retain staff with specialized and current income tax, financial reporting and complex accounting expertise. The company prepares their best estimate of complex accounting calculations and relies on reviews by management, external consultants and the audit committee for quality assurance.

Notwithstanding the foregoing, all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

For additional information on Energy Exploration Technologies Inc please consult our web page at www.nxtenergy.com, or the SEDAR webpage http://www.sedar.com.